

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 19, 2021

Phillip Platt
Chief Accounting Officer and Corporate Controller
INGEVITY CORP
4920 O'Hear Avenue
Suite 400
North Charleston, South Carolina

> **Re:** **INGEVITY CORP**
> **Form 10-Q for the quarterly period ended September 30, 2020**
> **Exhibit No. 10.3 and 10.4**
> **Filed October 29, 2020**
> **File No. 001-37586**

Dear Mr. Platt:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance